THE INDIA FUND, INC.
                           200 PARK AVENUE, 24TH FLOOR
                            NEW YORK, NEW YORK 10166

                                                                 August 26, 2005

Dear Stockholder:

         As you may know, in an effort to enhance stockholder value and increase liquidity, The India Fund, Inc. (the "Fund") obtained stockholder approval to adopt an "interval" fund structure which requires semi-annual repurchase offers of a percentage of the Fund's outstanding shares.

         In accordance with its "interval" status, the Fund is hereby commencing its repurchase offer for this semi-annual period under which the Fund is offering to repurchase up to 5% of the Fund's outstanding shares. The offer to repurchase is for cash at a price equal to the Fund's net asset value as of the close of regular trading on the New York Stock Exchange on September 23, 2005, the Repurchase Pricing Date, upon the terms and conditions set forth in the Offer to Repurchase and the related Letter of Transmittal (which together constitute the "Repurchase Offer"). If you are not interested in selling any of your shares at this time, you do not need to do anything. The Fund will contact you again in approximately six months to notify you of the next repurchase offer period.

         The deadline for participating in the Repurchase Offer is September 16, 2005, the Repurchase Request Deadline. The net asset value of the shares may fluctuate between the September 16, 2005 deadline and September 23, 2005, the pricing date for the Repurchase Offer. The Fund has established a record date of August 19, 2005 for identifying stockholders eligible to receive Repurchase Offer materials. Stockholders who choose to participate in the Repurchase Offer can expect to receive payment for the shares repurchased on or before September 30, 2005. The Fund will charge a repurchase fee on shares that are repurchased for expenses directly related to the Repurchase Offer. The repurchase fee will equal 2% of the value of the shares that are repurchased.

         As of August 19, 2005, the Fund's net asset value was $34.00 per share and 31,974,537 shares were issued and outstanding. The Fund computes its net asset value on a weekly basis, however, the net asset value and NYSEclosing price will be available daily from September 12, 2005 to September 16, 2005 by contacting Georgeson Shareholder Communications Inc., the Fund's Information Agent, toll free at 866-297-1264 or, for banks and brokers, at 212-440-9800.

         Neither the Fund, the Fund's Board of Directors nor the Investment Manager to the Fund is making any recommendation to any stockholder whether to tender or refrain from tendering shares in the Repurchase Offer. The Fund and the Board of Directors urge each stockholder to read and evaluate the Repurchase Offer and related materials carefully and make his or her own decision.
Questions, requests for assistance and requests for additional copies of this Offer to Repurchase and related materials should be directed to Georgeson Shareholder Communications Inc. toll free at 866-297-1264 or, for banks and brokers, at 212-440-9800.

                                                Sincerely,

                                                /s/ Bryan McKigney

                                                BRYAN McKIGNEY
                                                DIRECTOR, CHAIRMAN AND PRESIDENT
                                                THE INDIA FUND, INC.